May 27, 2008

BY ELECTRONIC MAIL

Michael McTiernan, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

mctiernanm@sec.gov

Re:	The Frontier Fund (the “Trust”)/Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form S-1 (Registration No. 333-140240) (the “POS AM”)

Dear Michael:

As you are aware, we represent the Trust and its Managing Owner, Equinox Fund Management, LLC (the “Managing Owner”). During our telephone conversations on Friday, May 23, 2007, you indicated to me that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) interprets Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”), to require that any prospectus used nine months after the effective date of the original registration statement to which such prospectus relates must include audited financial statements as of a date not more than 16 months prior to the date of such use. Accordingly, under such Staff interpretation, any prospectus used more than nine months after such effective date which includes financial statements as of a date more than 16 months prior to such use would not be deemed to meet the requirements of Section 10 and therefore of Section 5 of the Act.

As the prospectus that was filed with the SEC by the Trust as part of the POS AM (the “Prospectus”) included audited financial statements as of December 31, 2006, under such Staff interpretation such Prospectus would no longer be deemed to comply with Section 10(a)(3) of the Act after April 30, 2008, notwithstanding the inclusion therein of unaudited financial statements as of June 30, 2007. Assuming arguendo for purposes of this letter that the Prospectus ceased to comply with Section 10(a)(3) of the Act after such date, we are writing to provide you with certain information and facts underlying our view and conclusion that any violations of the Act arising out of the Trust’s continued use of the Prospectus after April 30, 2008 ought not to be deemed material. All statements of fact in this letter are based on information provided to us by the Managing Owner and, where applicable, publicly available information.

M. McTiernan

May 27, 2008

As of the date hereof, the Managing Owner’s available records of sales of the separate series (each, a “Series”) of the units of beneficial interest in the Trust (“Units”) after April 30 begin on May 1 and extend through May 22 (the “Period”). The sales information provided in this letter is based upon those sales records. All Units sold during the Period were sold at the daily net assets (“Net Asset Value”) per Unit of the relevant class of Units (each, a “Class”) within the relevant Series. The total gross sales of Units of all Series during the Period is $10,135,737.09. Such gross sales figure includes $651,954.35 of exchanges of Units of one Series for Units of equivalent value of another Series. For all Series other than the Long/Short Commodity Series, the Net Asset Value per Unit as of May 22, the last day of the Period, was higher than the Net Asset Value per Unit as of most other days during the Period. The Managing Owner has calculated that if the Trust, as of the end of the Period, were to repurchase at the original sale price thereof all Units that were sold by the Trust during the Period at a Net Asset Value per Unit higher than the then current Net Asset Value per Unit, such repurchase would result in an aggregate loss to the Trust of less than $7,000. Such amount is not, by any conceivable measure, material in relation to the current total net assets of the Trust.

In addition to the non-materiality of the theoretical rescission liability exposure to the Trust described in the above paragraph, our view that any violations of the Act arising out of the Trust’s continued use of the Prospectus after April 30, 2008, ought not to be deemed material, is further based upon the following factual considerations:

(1) The Trust has timely complied with all of its public company reporting obligations under Section 13 of the Securities Exchange Act of 1934, as amended, since the effective date of the POS AM. The Trust filed with the SEC its audited financial statements as of December 31, 2007, the notes thereto and the auditor’s report thereon (the “2007 Audited Financials”) as part of its annual report on Form 10-K on March 18, 2008, and therefore such audited financial statements have been publicly available since such date;

(2) The 2007 Audited Financials generally were distributed together with the Prospectus to the purchasers of Units during the Period;

(3) The 2007 Audited Financials do not disclose the occurrence of any material adverse change in the financial condition of the Trust since the Trust’s audited financial statements as of December 31, 2006, which were included in the POS AM;

(4) The prospectus that was filed with the SEC by the Trust on May 16, 2008 as part of Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form S-1 (Registration No. 333-140240) includes the 2007 Audited Financials;

(5) As required by the rules of the Commodity Futures Trading Commission applicable to the Managing Owner and its operation of the Trust, monthly unaudited financial reports are provided to all holders of Units within 30 days of the end of each month; and

(6) The Net Asset Value per Unit of each Series of the Trust is made publicly available on a daily basis, and all holders of Units have the right to redeem their Units daily.

M. McTiernan

May 27, 2008

We have discussed the foregoing issues and our conclusions regarding the non-materiality of any theoretical rescission liability exposure to the Trust arising out of any deemed violations of the Act by reason of sales of Units made during the Period using the Prospectus with McGladrey & Pullen, LLP, the Trust’s independent registered public accountants, and McGladrey & Pullen, LLP concurs in our conclusions as set forth herein.

Please call me (212-715-1136) if you have any questions or require any additional information. Thank you for your cooperation and assistance.

Sincerely,

/s/ Michael F. Griffin
Michael F. Griffin

cc:	Robert Enck
Richard Bornhoft
Janice Kioko
Greg Buczynski
Robert Holton
Marian Antony